Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twentieth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The twentieth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on January 18, 2023 in Beijing. The directors were notified of the Meeting by way of a written notice dated January 12, 2023. Out of the Company’s eight directors, six directors attended the Meeting. Zhao Peng and Li Mingguang, executive directors of the Company, attended the Meeting in person. Lam Chi Kuen, Zhai Haitao, Huang Yiping and Chen Jie, independent directors of the Company, attended the Meeting by means of video conference. Bai Tao, chairman and executive director of the Company, was on leave for business and authorized in writing, Zhao Peng, executive director of the Company, to act on his behalf, cast the vote for him and preside over the Meeting. Wang Junhui, non-executive director of the Company, was on leave for business and authorized in writing, Li Mingguang, executive director of the Company, to act on his behalf and cast the vote for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Zhao Peng, executive director of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal regarding Nominating Ms. Liu Hui as the Vice President of the Company

The independent directors gave their independent opinions and agreed on this proposal. The qualification of Ms. Liu Hui as the Vice President of the Company is subject to the approval of the China Banking and Insurance Regulatory Commission. Please see the annex of this announcement for biography of Ms. Liu Hui.

Voting result: 8 for, 0 against, with no abstention

2.	Proposal regarding the Solvency Report of the Company for the 2022 Fourth Quarter.

Voting result: 8 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

January 18, 2023

Commission File Number 001-31914

Annex

Biography of Ms. Liu Hui

Ms. Liu Hui, born in February 1970, is a member of the Party Committee of the Company. From 2014 to 2022, she successively served as the Vice President of China Life Investment Holding Company Limited and Executive Director and Vice President of China Life Investment Management Company Limited. She also successively served as Executive Director and Vice President of Sino-Ocean Land Holdings Limited, President of China Life Capital Investment Company Limited, General Manager of China Life Real Estate Investment Management Company Limited and Chairman of China Life Capital Investment Company Limited. Ms. Liu, a senior economist, graduated successively from Renmin University of China and Tsinghua University with a master’s degree in business administration.